ELEMENTAL ROYALTY PROVIDES PORTFOLIO UPDATE

April 23, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental") announces continued progress across the portfolio including at cornerstone royalties Karlawinda and Laverton, as well as key development assets Mactung, Diablillos, and Viscaria, further derisking Elemental's near and mid-term revenue profile.

Highlights

  Material progress on the Karlawinda Expansion Project, expected to deliver 150,000 ounces of gold per year, with commissioning anticipated in Q3 2026
  Beasley Creek highlighted by Genesis Minerals as a key development priority at Laverton for their upcoming strategic long-term mine plan
  Viscaria has completed groundworks as the operator ramps up the construction phase of the project, targeting first production in 2028
  Diablillos has been approved for inclusion under Argentina's Large Investment Incentive Regime, and is advancing toward construction decision later in 2026
  Feasibility Study commenced at Mactung with completion targeted in H1 2027, leading up to the submission of the mining application in 2027
  New operators over producing assets Bonikro and Korali-Sud with the acquisition of Allied Gold by Zijin Gold International; at Dugbe, with the acquisition of Pasofino by major shareholder, Mansa Resources; at Cactus with the acquisition of Arizona Sonoran by Hudbay Minerals; and Bellavista's acquisition of Pickle Crow from FireFly Minerals

Karlawinda Expansion Project on Track

At Karlawinda, operator Capricorn Metals (ASX: CMM) ("Capricorn") has reported that the Expansion Project remains on track, with the operation producing 30,358 ounces of gold in the March 2026 quarter while continuing to advance key development works across the expanded processing circuit and associated infrastructure. During the quarter, Capricorn reported that more than 90% of plant site concrete works had been completed, major structural steel and pipework packages had been delivered, CIL tank construction and welding had been completed, and structural, mechanical and piping works across the crushing, milling and CIL areas had advanced materially. Capricorn also reported that earthworks for ROM Pad 2 were largely completed and first ore had been placed for commissioning, TSF 2 embankments had been advanced to the level required for start-up, and the ball mill had been delivered ahead of schedule ahead of commissioning expected to commence in the September 2026 quarter.

Capricorn has previously stated that the expansion is expected to increase total processing capacity at Karlawinda to 6.5Mtpa from the existing 4.0Mtpa plant and lift annual gold production to around 150,000 ounces. On that basis, the expansion is expected to deliver a material step-up in scale at Karlawinda, with annual gold production increasing by approximately 25% to 30% once the expanded circuit is operational.

Elemental holds an uncapped 2% NSR royalty on Karlawinda.

Laverton key project for Genesis

Genesis Minerals (ASX: GMD) ("Genesis") continues to highlight the strategic importance of the Focus assets within its growing eastern hub. Genesis identified Beasley Creek as a key project for Laverton and stated that its updated long-term plan will include the introduction of initial Focus assets into the existing Laverton mill, alongside ongoing studies to expand milling capacity. Current work is focused on drilling, resource re-estimation and pit optimization, led by Beasley Creek as the first development priority.

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Genesis also highlighted potential upside across the broader Focus tenure, including additional open pit opportunities at Burtville and Karridale, as well as underground potential with all deposits described as open at depth.

Elemental holds a 2% Gross Revenue Royalty ("GRR") on the entire Laverton project and an additional 2% GRR on certain Laverton claims for a total 4% GRR, including Beasley Creek.

Viscaria enters into construction phase

Gruvaktiebolaget Viscaria (ST: VISC) ("Viscaria") stated that groundworks for the processing plant had already commenced in early 2026 and that key priorities for the year include mine dewatering, completion of dams, securing electrical power and connection to the Malmbanan rail network. Viscaria also disclosed that, subsequent to year-end, it had signed long-lead item and construction-related agreements with Metso and Nordec respectively, and is targeting completion of its structured project financing package by the end of Q2 2026.

Viscaria continues to guide toward first production in 2028. The company's published timetable indicates first ore in 2028, with full production from 2029. At full capacity, Viscaria expects to produce approximately 26,000 tonnes of copper per year over an initial 17 year mine life.

Elemental holds an uncapped 0.5% to 1% NSR royalty on Viscaria.

Diablillos RIGI Approval

At Diablillos, AbraSilver (TSX: ABRA) ("AbraSilver") announced that the project has been approved for inclusion under Argentina's Large Investment Incentive Regime ("RIGI"). RIGI provides long-term fiscal stability together with tax, customs, and foreign-exchange benefits.

AbraSilver further stated that Diablillos remains on track for several near-term milestones, including Environmental Impact Assessment ("EIA") approval and completion of the Definitive Feasibility Study, as it works toward a construction decision later this year. The company said detailed engineering, procurement planning, and infrastructure upgrades are advancing in parallel, with early works intended to begin following receipt of the EIA.

Elemental holds an uncapped 1% NSR royalty on Diablillos.

Mactung Feasibility Study Commencement and Private Placement

At Mactung, Fireweed Metals (TSXV: FWZ) ("Fireweed") announced the commencement of an updated Feasibility Study for its 100%-owned Mactung Tungsten Project, supported by the US Department of War as part of the Defense Production Act. Fireweed stated that the study is expected to be completed in early 2027 and is intended to support further engineering and mine licensing efforts. The mine license application is expected to be submitted in 2027.

Subsequent to the feasibility study announcement, Fireweed closed a C$61.5 million non-brokered private placement, including a strategic investment by JX Advanced Metals Corporation and participation by the Lundin Family Trusts. The proceeds will be used to support advancement of its Macpass, Mactung, and Gayna projects, regional infrastructure planning and general working capital purposes, which should further support the ongoing advancement of Mactung, the world's largest high-grade tungsten deposit.

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Elemental holds a 4% GRR on Mactung, which can be bought down to an uncapped 2% GRR under certain conditions.

Allied acquired by Zijin

Allied Gold ("Allied") announced that it has agreed to be acquired by Zijin Gold International ("Zijin") in a friendly all-cash transaction valued at approximately C$5.5 billion. Allied also noted Zijin's intention to further advance its operations, including Sadiola, which increases confidence in continued development, expansion and long-term production from royalty-covered assets.

Elemental holds a capped 4.5% NSR royalty on Bonikro and an up to 3% NSR on Korali-Sud.

Pasofino Gold acquired by Mansa Resources

Pasofino Gold ("Pasofino") has been acquired by Mansa Resources ("Mansa") in an all-cash transaction, with Mansa also agreeing to provide Pasofino with up to US$10 million of interim funding through a promissory note. The Dugbe project will now be under the total ownership of a party that already holds approximately 51% of Pasofino. The ownership structure will simplify decision-making going forward and facilitate enhanced financial support from an experienced and well-funded operator.

Elemental holds an uncapped 2.0-2.5% NSR royalty on Dugbe.

Arizona Sonoran acquired by Hudbay Minerals Inc.

Hudbay Minerals (TSX: HBM) (NYSE: HBM) ("Hudbay") has announced that the company has entered into an agreement to acquire Arizona Sonoran and the Cactus Project, establishing a major copper hub in southern Arizona, and Hudbay as a leading supplier of domestic US refined copper, with Hudbay's Copper World and Cactus both expected to be significant producers of copper cathode. The acquisition substantially reduces execution risk at Cactus given Hudbay's proven track record developing and operating large-scale copper projects.

Elemental holds an uncapped 0.5-0.54% NSR royalty over the majority of the Cactus Project, with a 0.5% NSR royalty over part of the Parks-Salyer deposit.

Pickle Crow acquired by Bellavista Resources

FireFly Metals has agreed to sell the 70% interest in the Pickle Crow Project to Bellavista Resources (ASX: BVR) ("Bellavista") for an aggregate value of c.A$86.1 million.  Subject to and in conjunction with the completion of the acquisition, Bellavista is seeking to raise up to approximately A$25 million, which will be used to conduct Mineral Resource extensional and near-mine drilling, as well as regional mapping and sampling of multiple underexplored structures to identify new targets.

Elemental holds a 2.25% NSR Royalty on Pickle Crow, which can be bought down to 1.25% for US$2.5 million.

Technical Disclosure and Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Michael Sheehan, a "Qualified Person" and employee of the Company as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

For further information contact:

Elemental Royalty Corporation:

David M. Cole	Tara Vivian-Neal,
CEO	Investor Relations
info@elementalroyalty.com	investor@elementalroyalty.com

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on NASDAQ and on the TSX under the ticker symbol "ELE".

Cautionary note regarding forward-looking statements and financial outlook

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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